UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2015

Commission File Number: 001-36402

Lombard Medical, Inc.
(Translation of registrant's name into English)

4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 (0)1235 750800
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Lombard Medical, Inc. dated July 20, 2015, announcing that it will release its 2015 second quarter and six-month financial results after the market closes on Monday, July 27, 2015. In conjunction with the release, the Company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Monday, July 27, 2015, to discuss the financial results and other business developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc. (Registrant)
Date: July 20, 2015	/s/ WILLIAM J. KULLBACK William J. Kullback Chief Financial Officer